SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13G
(Rule 13d-102)
__________________
ENABLE MIDSTREAM PARTNERS, LP
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
292480100
(CUSIP Number)
DECEMBER 31, 2014
(Date of Event Which Requires Filing of this Statement)
__________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 292480100

1	Names of reporting persons OGE Energy Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	5	Sole voting power* 110,982,805 Common Units
	6	Shared voting power 0
	7	Sole dispositive power* 110,982,805 Common Units
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person* 110,982,805 Common Units
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9)** Approximately 26.3%
12	Type of reporting person (see instructions) HC; CO

*
Includes 42,832,291 common units representing limited partner interests (“Common Units”) and 68,150,154 subordinated units representing limited partner interests (“Subordinated Units”), which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2014. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13G, all unit counts reflect the reverse unit split.

**	Based on the number of Common Units (214,355,023) and Subordinated Units (207,855,430) issued and outstanding as of October 17, 2014, as reported to the reporting persons by the Partnership.

SCHEDULE 13G

CUSIP No. 292480100

1	Names of reporting persons OGE Enogex Holdings LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power* 110,982,805 Common Units
	6	Shared voting power 0
	7	Sole dispositive power* 110,982,805 Common Units
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person* 110,982,805 Common Units
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9)** Approximately 26.3%
12	Type of reporting person (see instructions) CO

*
Includes 42,832,291 Common Units and 68,150,154 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2014. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13G, all unit counts reflect the reverse unit split.

**	Based on the number of Common Units (214,355,023) and Subordinated Units (207,855,430) issued and outstanding as of October 17, 2014, as reported to the reporting persons by the Partnership.

SCHEDULE 13G
CUSIP No. 292480100

Item 1(a).		Name of Issuer: Enable Midstream Partners, LP
Item 1(b).		Address of Issuer’s Principal Executive Offices:
One Leadership Square 211 North Robinson Avenue, Suite 950 Oklahoma City, Oklahoma 73102

Item 2(a).		Name of Person(s) Filing:
OGE Energy Corp. (“OGE Energy”)
OGE Enogex Holdings LLC (“OGE Holdings”)
Item 2(b).		Address of Principal Business Office or, if none, Residence:
Principal business office for OGE Energy and OGE Holdings:
321 North Harvey, P.O. Box 321
Oklahoma City, Oklahoma 73101
Item 2(c).		Citizenship:
		OGE Energy Corp.	Oklahoma
		OGE Enogex Holdings LLC	Delaware
Item 2(d).		Title of Class of Securities:
Common units representing limited partner interests in the Issuer.
Item 2(e).		CUSIP Number: 292480100
Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).

SCHEDULE 13G
CUSIP No.:    292480100
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.    Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		OGE Energy		OGE Holdings
(a)	Amount beneficially owned:	110,982,805	(1)	110,982,805	(1)
(b)	Percent of class:	26.3%	(2)	26.3%	(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	110,982,805	(1)	110,982,805	(1)
	(ii) Shared power to vote or to direct the vote:
	(iii) Sole power to dispose or to direct the disposition of:	110,982,805	(1)	110,982,805	(1)
	(iv) Shared power to dispose or to direct the disposition of:

(1)
Includes 42,832,291 common units representing limited partner interests in the Issuer (“Common Units”) and 68,150,154 subordinated units representing limited partner interests in the Issuer (“Subordinated Units”). OGE Energy owns all the outstanding membership interests in OGE Holdings, which is the record holder of the Common Units and Subordinated Units. OGE Energy may be deemed the beneficial owner of all Common Units and Subordinated Units held by OGE Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on April 22, 2014. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13G, all unit counts reflect the reverse unit split.

(2)	Based on the number of Common Units (214,355,023) and Subordinated Units (207,855,430) issued and outstanding as of October 17, 2014, as reported to the reporting persons by the Partnership.

SCHEDULE 13G
CUSIP No.:    292480100

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2015

OGE Energy Corp.
By:	/s/ Scott Forbes
Name:	Scott Forbes
Title:	Controller and Chief Accounting Officer
OGE Enogex Holdings LLC
By: OGE Energy Corp., its Sole Member

By:	/s/ Scott Forbes
Name:	Scott Forbes
Title:	Controller and Chief Accounting Officer

JOINT FILING AGREEMENT
In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.
IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 11, 2015

OGE Energy Corp.
By:	/s/ Scott Forbes
Name:	Scott Forbes
Title:	Controller and Chief Accounting Officer
OGE Enogex Holdings LLC
By: OGE Energy Corp., its Sole Member
By:	/s/ Scott Forbes
Name:	Scott Forbes
Title:	Controller and Chief Accounting Officer